REMINGTON ARMS COMPANY AND SUBSIDIARIES

Statement Re: Computation of Ratio of Earnings to Fixed Charges

(Dollars in Millions)

		Successor	Predecessor						Predecessor
	2008	Jun 1-Dec 31 2007	Jan 1-May 31 2007		Combined 2007		2006		2005	2004

Earnings:
Net Income (Loss) from Continuing Operations	$(39.4)	$(10.5)	$9.0		$(1.5)		$1.4		$(16.8)	$(17.7)
Add:
Income Taxes (Benefit) on Continuing Operations	2.3	(5.9)	1.3		(4.6)		0.9		0.4	14.0
Interest Expense (a)	24.6	14.6	10.9		25.5		28.0		26.4	24.6
Portion of Rents
Representative of
Interest Factor	0.5	0.3	0.2		0.5		0.5		0.6	0.6
	$(12.0)	$(1.5)	$21.4		$19.9		$30.8		$10.6	$21.5

Fixed Charges:
Interest Expense (a)	$24.6	$14.6	$10.9		$25.5		$28.0		$26.4	$24.6
Capitalized Interest	—	—	—		—		—		—	—
Portion of Rents
Representative of
Interest Factor	0.5	0.3	0.2		0.5		0.5		0.6	0.6
	$25.1	$14.9	$11.1		$26.0		$28.5		$27.0	$25.2

Ratio of Earnings to
Fixed Charges	(b)	(c)	1.9	x	0.8	x	1.1	x	(d)	(e)

(a)	Includes amortization of discount on indebtedness and excludes capitalized interest.
(b)	Due to our net loss in 2008, this ratio was less than 1:1. Additional earnings of $37.1 million would have been required to achieve a ratio of 1:1.
(c)	Due to our net loss in the successor period of 2007, this ratio was less than 1:1. Additional earnings of $16.3 million would have been required to achieve a ratio of 1:1.
(d)	Due to our net loss in 2005, this ratio was less than 1:1. Additional earnings of $16.4 million would have been required to achieve a ratio of 1:1.
(e)	Due to our net loss in 2004, this ratio was less than 1:1. Additional earnings of $3.7 million would have been required to achieve a ratio of 1:1.